     UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION

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In the Matter of
                                                              TWENTY-THIRD
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                              RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)

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         THIS IS TO CERTIFY,  pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company  ("National") and its subsidiary,  Horizon
Energy Development, Inc. ("Horizon") in its Application-Declaration on Form U-1,
as amended  (File No.  70-8649),  have been carried out in  accordance  with the terms and  conditions  of said  Application-Declaration  and the Order (HCAR No.
35-26364,  dated August 29, 1995) of the Securities and Exchange Commission (the
"Commission") with respect thereto,  and that the following  information for the quarter ended March 31, 2001 is herein provided:

         1a)      Horizon's balance sheet at March 31, 2001 is attached as
                  Exhibit 1.

         1b)      National's balance sheet at March 31, 2001 is included in
                  National's Form 10-Q for the quarter ended March 31, 2001
                  which was filed  with the  Commission  on May 15,  2001 and is incorporated herein by reference.

         2a)      Horizon's income statement for the quarter ended March 31,
                  2001 is attached as Exhibit 2.

         2b)      National's income statement for the quarter ended March 31,
                  2001 is included in National's Form 10-Q for the quarter ended
                  March 31, 2001, which was filed with the Commission on May 15,
                  2001 and is incorporated herein by reference.

         3)       Recourse and non-recourse debt securities issued to third
                  parties by  Intermediate  Companies  during the quarter  ended
                  March 31, 2001.

                  None.

         4)       A general description of the activities of the Applicants for the quarter ended March 31, 2001, and of the projects in which they or their subsidiary companies have an ownership interest:

         The  Project  Activities  (as such  term is  defined  in the  aforesaid
         Application-Declaration) that National and Horizon, and subsidiaries of
         Horizon,  were engaged in pursuant to File No. 70-8649, as of March 31,
         2001, are as follows:

         Horizon, through its wholly owned indirect subsidiaries, Horizon Energy
         Holdings, Inc. and Horizon Energy Development, B. V. (HEDBV), continues to own 100% of the capital stock of each of Horizon Energy  Development
         s.r.o.  ("HED")  and  Power  Development  s.r.o.  ("PD").  PD  in  turn continues to own 100% of the capital  stock of Telplarna  Kromeriz a.s.
         ("TK").  These  entities  continue to engage in power  development  and related  activities in the Czech Republic and eastern Europe,  however,
         HEDBV is in the  process of  liquidating  PD, so that TK will  become a direct subsidiary of HEDBV.

         The only  material  asset  of HED,  PD and TK is the  district  heating system of TK, which sells steam heat to its  residential and commercial customers  in the city of  Kromeriz,  Czech  Republic.  TK continues to
         investigate   ways  to  convert  the   existing   steam  plant  into  a
         cogeneration  facility,  or  otherwise to generate  electricity  at the site.

         As of March 31,  2001,  HEDBV  owned  approximately  86% of the capital
         stock  of  United   Energy,   a.s.   (UE),   formerly  known  as  Prvni
         Severozapadni  Teplarenska,  a.s. (PSZT). As previously reported,  PSZT was the  surviving  entity  resulting  from  the  merger  of  PSZT  and
         Severoceske  Teplarny,  a.s. (SCT).  Both PSZT and SCT,  directly,  and through subsidiaries  produced heat and power. UE continues to carry on those  operations and  distribute  heat and sells power at wholesale in the northern part of the Czech Republic.

         HEDBV,  as a  shareholder  of SCT,  had  received  dividends  from  its investment in the SCT shares. HEDBV, as a shareholder of PSZT (now UE), has received, and expects to receive, in the future, dividends from its investment in UE shares.

         The aggregate  investment of National and its  subsidiaries in electric wholesale  generators and foreign utility companies does not exceed the limits set forth in the Commission's Rule 53.

         5)       Information on intercompany service transactions (including those provided at cost and at market rates) involving
                  affiliated Intermediate Companies during the quarter ended
                  March 31, 2001:

         Neither Horizon nor National engaged in any intercompany service transactions with affiliated Intermediate Companies.

May 29, 2001                         NATIONAL FUEL GAS COMPANY

                                     By:  /s/ P. C. Ackerman
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                                          P. C. Ackerman
                                          President

                                     HORIZON ENERGY DEVELOPMENT,
                                     INC.

                                     By:  /s/ R. J. Tanski
                                        ---------------------------------------
                                          R. J. Tanski
                                          Secretary and Treasurer